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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                               AMENDMENT NO. 36 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 ---------------

                                AMP INCORPORATED
                            (NAME OF SUBJECT COMPANY)

                           PMA ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                                ALLIEDSIGNAL INC.
                                    (BIDDER)

                         COMMON STOCK, WITHOUT PAR VALUE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    031897101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            PETER M. KREINDLER, ESQ.
                                ALLIEDSIGNAL INC.
                                101 COLUMBIA ROAD
                          MORRISTOWN, NEW JERSEY 07692
                                 (973) 455-5513

                                ----------------

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                   Copies to:
                             ARTHUR FLEISCHER, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004 - 1980
                                 (212) 859-8120


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                             SCHEDULE 13D AND 14D-1

CUSIP No. 031897101


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          ALLIEDSIGNAL INC. (E.I.N.: 22-2640650)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                          (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          BK, WC, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS

     2(d) or 2(c)                                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,000,100 Common Shares
--------------------------------------------------------------------------------
8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES
                                                               [ ]
--------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          9.1% of outstanding Common Shares
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

          HC and CO
--------------------------------------------------------------------------------

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                             SCHEDULE 13D AND 14D-1

CUSIP No. 031897101


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          PMA ACQUISITION CORPORATION (E.I.N.: 22-3610482)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                          (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          BK, WC, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS

     2(d) or 2(c)                                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,000,100 Common Shares
--------------------------------------------------------------------------------
8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES
                                                               [ ]
--------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          9.1% of outstanding Common Shares
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

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     This Amendment to Schedule 14D-1 filed by PMA Acquisition Corporation, a
Delaware corporation, a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation, in connection with its pending tender offer for up to 20,000,000 shares of common stock, without par value, (the "Common Stock") of AMP Incorporated, a Pennsylvania corporation (the "Company"), also constitutes an Amendment to Statement on Schedule 13D with respect to the acquisition by Parent and Offeror of beneficial ownership of shares of Common Stock of the Company. The Schedule 14D-1 and the Schedule 13D are hereby amended as follows:


                   ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(75)  Preliminary Consent Statement, dated October 13, 1998

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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998

                                       PMA ACQUISITION CORPORATION

                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Vice President, Secretary
                                               and Director

                                       ALLIEDSIGNAL INC.

                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Senior Vice President,
                                               General Counsel and
                                               Secretary

                          STATEMENT OF DIFFERENCES
                          ------------------------

  The section symbol shall be expressed as............................... 'SS'


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